Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  CBOE Holdings, Inc.

Subject Company’s Commission File No.:  333-140574

On October 24, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

 400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE SEAT SALE OF $2.75M SETS NEW RECORD HIGH TODAY

CHICAGO, October 24, 2007 — The Chicago Board Options Exchange (CBOE) announced that three CBOE seats, or memberships, traded this morning, Wednesday, two at the previous record high price of $2,700,000 and one at a new record high price of $2,750,000. The previous record high price of $2,700,000 for a CBOE seat was set on August 6, 2007.

With today’s three seat sales, a total of 80 have now traded in 2007. The record price of $2,750,000 is an increase of 57% from the $1,750,000 price paid at the close of 2006.  During 2006, the highest price paid for a CBOE seat was $1,775,000 on December 6.  The lowest price paid was $850,000 on January 30, 2006 and a total of 111 seats changed hands during the year.

CBOE’s Membership Department facilitates the purchase and sale of seats using an auction method in which bids and offers from interested parties are submitted to the Exchange.  When a bid matches an offer, a sale is made.

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, visit the CBOE website at: www.cboe.com.

CBOE Contacts:

Debbie Baratz                                       Gary Compton

(312) 786-7123                                       (312) 786-7612

baratz@cboe.com                                comptong@cboe.com

CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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